UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024
Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)
1 Caspian Point,
Caspian Way,
Cardiff, CF10 4DQ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Amendment No. 1 to the report on Form 6-K, originally filed with the Securities and Exchange Commission on July 19, 2024 (the “Form 6-K”), is being filed solely for the purpose of correcting the disclosure regarding (i) the amount of gross proceeds Biodexa Pharmaceuticals PLC (the “Company”) is expected to receive from the registered direct offering and (ii) the lock-up period on subsequent equity sales. Capitalized terms used but not defined herein shall have the meaning provided to them in the Form 6-K.

The gross proceeds are expected to be approximately $5.0 million, before deducting placement agent fees and other estimated offering expenses.

Pursuant to the terms of the Purchase Agreement, the Company has agreed to be subject to a lock-up period on subsequent equity sales which will last until the earlier of (i) 90 days following the closing of the Offerings or (ii) the trading day following the date the ADSs’ closing price exceeds US$2.00.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

The information included in this report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-209365) and Form F-3 (File No. 333-267932) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: July 19, 2024	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and
Chief Financial Officer